NR12-18	July 31, 2012

Cardero Receives Results of Airborne Magnetic Survey,
Sheini Hills Iron Project, Ghana

Identifies Outcrop-Supported Exploration Potential
Over 24 Kilometres Strike Length

Vancouver, British Columbia…Cardero Resource Corp. (“Cardero” or the “Company”) (TSX: CDU, NYSE-MKT: CDY) announces receipt of airborne geophysical data from Geotech Airborne Limited (“Geotech”). Interpretation of the magnetic data has identified ironstone drill targets over 24 kilometres north-south, all of which are supported by outcropping ironstones identified during recent follow-up geological mapping. Definition of these targets is important since the ironstone ridges currently being drilled in Phase I cover a strike length of only 9 kilometres.

Magnetic Data Interpretation

Mineralization in the ironstone is predominantly haematite and as such is only weakly magnetic. At these latitudes, close to the equator, magnetic anomalies are negative and appear as low green to blue colours (Figures 2, 3 and 4).

In the Phase I drill area, topography is pronounced, varying from 150 metre plains to 465 metre ridges (Figures 2 and 4). In these areas ironstones are well exposed and were easily mapped and targeted for drilling. In the southern area of future drill targets (Figures 2 and 3), topography is much more subdued with less pronounced ridges and generally less ironstone outcrop.

Following interpretation of the magnetic data, regional mapping was undertaken to determine the level of outcrop support for the magnetic targets. Outcropping ironstone was found to be coincident with all geophysical targets (Figure 3). The density of outcrops in the southern area is less because of the limited extent of mapping and the generally flatter terrain. Additional mapping will be undertaken in the coming weeks.

Figures 3 and 4 are presented at the same scale allowing a comparison of the drilled and targeted areas. The drilled area comprises 9 kilometres in strike length, while the targeted area comprises 24 kilometres in strike length.

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Phase 1
Drilling
Future Drill
Targets
meters
0
10,000

Phase 1
Drilling
Future Drill
Targets
meters
0
10,000

Figure 1: Satellite Image (Aster bands 3n-2-1) showing Phase I drill area and the area for future exploration. Interpreted areas of outcropping ironstone are outlined in white. Drillholes are shown as yellow symbols.	Figure 2: Residual Magnetic Image showing areas of outcropping ironstone outlined in white. Known haematite ironstone is coincident with negative (green- blue) magnetic anomalies.

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Figure 3: Outcrop support in southern target area. All areas identified from magnetic data have outcrop support (ironstone outcrops are white triangles).

Geophysical Survey Specifications

The geophysical survey consisted of helicopter borne EM (a time-domain electromagnetic VTEMplus system with Z and X component measurements), horizontal magnetic gradiometer using two cesium magnetometers, and a 256 channel gamma ray spectrometer (RSI ARGS RSX-5).

A total of 3,349 line-km of geophysical data were acquired during the survey. The block was flown in a west to east (N 90° E azimuth) direction with traverse line spacing of 200 metres. Tie lines were flown perpendicular to the traverse lines at a spacing of 2000 metres.

During the survey the helicopter was maintained at a mean altitude of 84 metres above the ground with an average survey speed of 80 km/hour. This allowed for an actual average EM bird terrain clearance of 47 metres and a magnetic sensor clearance of 60 metres.

Geophysical Interpretation

Interpretation of the geophysical dataset was undertaken by Brian Williams, a geophysical consultant with over 35 years worldwide exploration experience.

Mr. Williams worked closely with Cardero geologists on site to ensure that all targeted areas were supported by geological evidence on the ground, increasing the confidence levels in the anomalies identified.

Figure 4: Outcrop support in the Phase I drill area.

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Ironstone Ridges

Ironstone ridges are composed of two potential ore-types. Thinly banded ironstones are considered to be primary Rapitan-type ironstones although an epigenetic origin cannot be entirely ruled out. Associated diamictites, sediments of probable glacial origin, are thought to be epigenetic and partially replaced by haematite. Clasts in the diamictite are never replaced by haematite and account for the generally lower grade of ironstone with clasts. The banded ironstones rarely contain clasts and are generally higher grade.

The grade of ironstone intersections returned to date is partially dependent on the relative proportions and thicknesses of the two ironstone facies in each drill intersection. Drilling to date indicates a trend towards higher proportions of banded ironstones in the north, which may explain the higher grade intersected in drillhole SCD-009. Structural complexity is also important as it often upgrades iron content. The drill program has been targeting structurally complex areas to the north and assay results are anticipated in the coming weeks.

Peripheral Ferricretes

Detrital iron deposits are found where weathering has eroded bedded iron deposits and deposited ironstone fragments in natural traps formed by topography. Some deposits are loose gravels while others are naturally cemented (hematite conglomerate) and both types are found peripheral to the Sheini Hills ironstone ridges.

When rock units break down under the weathering process they are often affected by circulating groundwater. Under appropriate conditions they typically form hard indurated zones such as ferricrete and laterite. At Sheini, drilling to date indicates that the ferricrete layer averages approximately 10 metres in thickness from surface.

The quality of the potential iron ore in these deposits depends on the grade and quality of the iron particles making up the clasts in the conglomerate. At Sheini, the ferricrete tends to be composed primarily of the higher-grade, banded-type ironstone, rather than the lower-grade diamictite, which is easily broken down by weathering processes.

Qualified Person

EurGeol Keith Henderson, PGeo, Cardero’s Executive Vice President and a qualified person as defined by National Instrument 43-101, has reviewed the scientific and technical information that forms the basis for portions of this news release, and has approved the disclosure herein. Mr. Henderson is not independent of the Company, as he is an officer and shareholder.

QA/QC

At the end of each survey day, the Geotech aircrew transferred the survey from a compact flash card (PCMCIA) to the data processing computer. The data were then uploaded via ftp to the Geotech office in Aurora for daily quality assurance and quality control by qualified personnel. As an additional step, Cardero employed Kuncho Kunchev, a consulting geophysicist, to review the data as it became available to ensure the survey was being flown within the contracted specifications. Finally, Brian Williams, Cardero’s consulting geophysicist, reviewed all final delivered data prior to proceeding with the interpretation.

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About Cardero Resource Corp.

The common shares of the Company are currently listed on the Toronto Stock Exchange (symbol CDU), the NYSE-MKT (symbol CDY) and the Frankfurt Stock Exchange (symbol CR5). For further details on the Company readers are referred to the Company’s web site (www.cardero.com), Canadian regulatory filings on SEDAR at www.sedar.com and United States regulatory filings on EDGAR at www.sec.gov.

On Behalf of the Board of Directors of
CARDERO RESOURCE CORP.

“Michael Hunter” (signed)
Michael Hunter, CEO and President

Contact Information:	Nancy Curry, Corporate Communications
Direct Tel: 604 638-3287

General Contact:	Email: info@cardero.com
Toll Free: 1-888-770-7488
Tel: 604 408-7488 / Fax: 604 408-7499

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking statements and forward-looking information (collectively, "forward-looking statements") within the meaning of applicable Canadian and US securities legislation. All statements, other than statements of historical fact, included herein including, without limitation, statements regarding the anticipated content, commencement and cost of exploration programs, anticipated exploration program results, the discovery and delineation of mineral deposits/resources/reserves, the timing for and completion of a resource estimate for a portion of the Sheini deposit, the ultimate nature and required expenditures of the work programs under the prospecting licenses; business and financing plans and business trends, are forward-looking statements. Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct. Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate and similar expressions, or are those, which, by their nature, refer to future events. The Company cautions investors that any forward-looking statements by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward looking statements as a result of various factors, including, but not limited to, variations in the nature, quality and quantity of any mineral deposits that may be located, variations in the market for, and pricing of, any mineral products the Company may produce or plan to produce, the Company's inability to obtain any necessary permits, consents or authorizations required for its activities, the Company's inability to produce minerals from its properties successfully or profitably, to continue its projected growth, to raise the necessary capital or to be fully able to implement its business strategies, and other risks and uncertainties disclosed in the Company's 2012 Annual Information Form filed with certain securities commissions in Canada and the Company's annual report on Form 40-F filed with the United States Securities and Exchange Commission (the "SEC"), and other information released by the Company and filed with the appropriate regulatory agencies. All of the Company's Canadian public disclosure filings may be accessed via www.sedar.com and its United States public disclosure filings may be accessed via www.sec.gov, and readers are urged to review these materials, including the technical reports filed with respect to the Company's mineral properties.

This press release is not, and is not to be construed in any way as, an offer to buy or sell securities in the United States.